

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

Via E-mail
Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China, 650000

   Re: First China Pharmaceutical Group, Inc.
      Item 4.01 Form 8-K
      Filed September 13, 2013
      File No. 000-54076

Dear Mr. Wang:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within five business days by providing us the requested information and amending your filing or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01

1. Please amend the fourth paragraph to state that there were no disagreements for the nine months ended December 31, 2011 and the year ended December 21, 2012 and during the period from January 1, 2013 through September 3, 2013, the date of resignation.

2. Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Zhen Jiang Wang
First China Pharmaceutical Group, Inc.
September 24, 2013
Page 2

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please call Vanessa Robertson, Staff Accountant, at (202) 551-3649.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Accounting Branch Chief